January 16, 2009

 NR 09-2

Animas Resources Amends Don Victor Option Agreement

Animas Resources Ltd. (“Animas” or the “Company”) (TSX.V: ANI) is pleased to announce that it has reached an agreement with one of its optionors to amend certain terms of an option agreement signed on July 24, 2007 to purchase three mineral claims which comprise a part of the Santa Gertrudis Property.  The terms of the amended option agreement provides Animas with the ability to elect to make the option payments over the next four years either in cash, or in the Company’s common shares, or a combination of both.  The original option agreement required the option payments to be made in specific amounts of cash and common shares and did not allow the flexibility which the amended agreement now provides. The amounts and timing of the remaining payments to be made over the next four years totaling US$855,000 have not been changed.

“By having the option to pay the option payments in common shares of the Company, it allows us to focus our resources on discovery through field work and testing of the best targets.” said Gregory E. McKelvey.

The amended agreement is subject to approval from the TSX Venture Exchange.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 624 square kilometer land holding. The Company also controls the 294 square kilometer Shirley exploration concession in the Bacanuchi area of Northern Mexico. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future press releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

  This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators(available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected